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DIRECT NUMBER: (949) 553-7528

JBEESON@JONESDY.COM

February 2, 2021

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Urovant Sciences Ltd.

Schedule 13E-3 filed by Urovant Sciences Ltd., Titan Ltd., Sumitovant

Biopharma Ltd., and Sumitomo Dainippon Pharma Co., Ltd.

Filed December 29, 2020

File No. 005-90671

Preliminary Proxy Statement on Schedule 14A

Filed December 29, 2020

File No. 001-38667

Dear Mr. Duchovny:

On behalf of Urovant Sciences Ltd. (“Urovant”), Sumitomo Dainippon Pharma Co., Ltd. (“Sumitomo Dainippon”) and Sumitovant Biopharma Ltd. (“Sumitovant”), set forth below are the responses of Urovant, Sumitomo Dainippon and Sumitovant to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that were set forth in your letter dated January 19, 2021 regarding the Schedule 13E-3 (the “Schedule 13E-3”) filed with the SEC on December 29, 2020 (File No. 005-90671) and the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the SEC on December 29, 2020 (File No. 001-38667), with the exception of comment No. 3 below which was directed to Sumitovant and is therefore responded to solely by Sumitovant. In connection with this letter, Urovant will file today Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) with the SEC through the EDGAR system. In addition, we are separately furnishing you with a courtesy copy of Amendment No. 1, marked to show the changes made to the Proxy Statement.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in the courtesy copy of Amendment No. 1 unless indicated otherwise. Capitalized terms used but not defined herein have the same meaning as set forth in Amendment No. 1 for such term.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE • MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

Amendment No. 1 filed February 2, 2021

Cover Letter

1.	It appears that the General Shareholder Approval is assured if Sumitovant complies with its obligations in the Sumitovant voting agreement. Please revise your disclosure to clarify this.

Response: In response to the Staff’s comment, the disclosures set forth in pages 4, 7, 23, 90, and 94 of Amendment No. 1 have been revised to clarify that to the extent Sumitovant votes all of the Urovant common shares held by it in favor of the Merger Proposal in compliance with the terms of the Sumitovant voting agreement, the General Shareholder Approval will be obtained.

Summary Term Sheet, page 1

2.	Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

Response: In response to the Staff’s comment, the summary term sheet disclosures on pages 13 through 27 of Amendment No. 1 have been revised.

Background of the Offer, page 20

3.

We note that Sumitovant delivered its proposal on November 6, 2020 and that it filed an amendment to its Schedule 13D on November 12, 2020. Please provide us your legal analysis as to how this filing was made promptly, as required by Rule 13d-2(a). We note that both Sumitovant and Urovant had conducted significant activity relating to a potential transaction prior to the proposal being delivered and that between November 6 and 12, the companies agreed on a transaction price. Also provide us your legal analysis as to Sumitovant’s obligation to file amendments to its Schedule 13D in connection with its instructions to Citi between July 2020 and November 5, 2020.

Response: In response to the Staff’s comment, Sumitovant respectfully submits that the amendment of Sumitovant’s Schedule 13D on November 12, 2020 was made timely and in accordance with Rule 13d-2(a).

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

Once a Schedule 13D is filed, the schedule only needs to be amended “[i]f any material change occurs in the facts set forth in the Schedule 13D.” Rule 13d-2(a). The term “material” is not defined in Regulation 13D or elsewhere in the U.S. securities laws. Based on relevant case law, including the U.S. Supreme Court decision in Basic Inc. v. Levinson, 485 U.S. 224 (1988), whether merger discussions and negotiations are material, and therefore ripe for disclosure, requires an assessment of the probability that the transaction will be completed and the magnitude of the potential transaction.

Sumitovant is aware of the Staff’s guidance regarding the need to amend Schedule 13D disclosures when the facts materially change. Beneficial Ownership Reporting Compliance and Disclosure Interpretations – Question 110.06. In light of relevant judicial authority and Staff guidance, however, Sumitovant believes that the facts contemplated by its Schedule 13D disclosure remained materially unchanged prior to the submission of Sumitovant’s proposal on November 6, 2020. Additionally, until Sumitovant’s and Sumitomo Dainippon’s receipt of their requisite board approvals on November 6, 2020, neither company could make a plan or submit a proposal that would result in any of the transactions enumerated in Item 4 of Schedule 13D.

As indicated in the Background of the Merger section beginning on page 20 of the proxy statement, Sumitovant acquired its equity interest in Urovant from Roivant Sciences Ltd. (“Roivant”) in December of 2019. This acquisition was part of a broader transaction between Sumitomo Dainippon, Sumitovant and Roivant pursuant to which Roivant contributed equity interests in five separate companies to Sumitovant and Roivant transferred all issued and outstanding equity securities of Sumitovant to Sumitomo Dainippon, thus resulting in Sumitomo Dainippon having indirect beneficial ownership of the securities of the five separate companies. Following the completion of its transaction with Roivant, Sumitomo Dainippon and Sumitovant regularly reviewed their portfolio of beneficial ownership of these five companies to assess how to address their capital needs, to assess their investments in the portfolio, and consider any other appropriate strategic transactions or structuring involving these companies. As part of these ongoing reviews, Sumitomo Dainippon and Sumitovant consulted with representatives from Citi to evaluate various hypothetical transaction structures. These hypothetical structures included debt and equity transactions, as well as the potential acquisition of additional shares in Urovant. However, while different transactions and structures were considered, neither Sumitomo Dainippon nor Sumitovant developed any plans or made any proposals to undertake a transaction contemplated by Item 4 of Schedule 13D prior to November 6, 2020. Although Citi materials provided to Sumitovant and Sumitomo Dainippon on July 22, 2020, September 7, 2020, September 9, 2020, and September 10, 2020 addressed potential values of Urovant, these

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

materials were provided in the context of evaluating various transactions, many of which would be mutually exclusive to the others, and were not indicative that any plans had been formulated or proposals had been made that would result in a Schedule 13D transaction. It is important to note that although one use by Sumitomo Dainippon and Sumitovant of the Citi materials was to consider whether a strategic transaction, such as an acquisition of additional shares in Urovant may be appropriate, Sumitomo Dainippon and Sumitovant also used the Citi analysis to assess Urovant’s capital needs and the feasibility of a public offering by Urovant, as well as Urovant’s relative value to other companies in the Sumitovant portfolio.

As discussed in the proxy statement, around and following June of 2020, Urovant continued to explore ways in which to address its capital needs in contemplation of its need to commercially launch its lead product, vibegron, if approved by the FDA on Urovant’s anticipated timeline in December 2020. Because Sumitovant was an approximately 74% stockholder in Urovant and controls appointment of certain of Urovant’s board of directors, Sumitovant was involved in these discussions, which included consideration and analysis of potential debt transactions, Urovant accessing the public equity markets, Sumitovant’s acquisition of additional shares issued by Urovant, and a range of other potential transaction structures. These discussions between Sumitomo Dainippon, Sumitovant and Urovant were merely exploratory discussions and did not constitute a material change to the Schedule 13D; in fact, no specific transaction was proposed or pursued during this time period.

As also discussed in the proxy statement, these discussions were ongoing on September 28, 2020 when Sumitovant began to give additional weight to whether one approach to addressing Urovant’s capital needs might be an acquisition of the remaining shares in Urovant that Sumitovant did not already own. In order to make a determination whether to pursue this course of action, Sumitovant needed to undertake a further diligence review of Urovant’s business, including by receiving additional information and by evaluating information previously provided by Urovant in the ordinary course. Under the terms of Sumitomo Dainippon’s and Sumitovant’s investor rights agreement and information sharing and cooperation agreement with Urovant, Sumitomo Dainippon and Sumitovant were limited in the way in which they could use confidential information that had been provided them by Urovant. Sumitomo Dainippon and Sumitovant were also prohibited from making any proposals that would result in an increase in their ownership of Urovant to greater than 76% unless made to the Urovant audit committee (which consisted solely of independent directors not affiliated with Sumitomo Dainippon or Sumitovant) on a confidential basis and in a manner that would not reasonably be expected to require Urovant to make a public announcement of the proposal. For these reasons, and in an effort to perform additional diligence regarding the business prospects of Urovant, Sumitovant sent a letter to Urovant’s audit committee (the “September 28 letter”) inquiring whether the audit committee would be willing to receive a potential proposal from Sumitovant to acquire the remaining Urovant common shares that Sumitovant did not already own. The September 28 letter noted that the request made was an exploratory exercise to determine if a take private transaction would even be feasible as one means of addressing Urovant’s capital needs. The September 28 letter further noted that since Sumitovant would need to obtain internal approvals from the Sumitovant

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

board of directors as well as the management and board of directors of Sumitomo Dainippon before making any such proposal, no proposal would be forthcoming until late October or early November of 2020, if at all, once additional diligence and financial analysis had been performed. The letter made clear to Urovant that Sumitovant’s management was unable to determine whether any proposal would be made and that neither Sumitovant nor Sumitomo Dainippon had developed any plans or proposals that would result in the acquisition of additional Urovant shares or any other change in Urovant’s business or corporate structure. On October 2, 2020, Urovant’s audit committee provided a letter to Sumitovant, indicating that it would be willing to receive a proposal if Sumitovant determined to make one. Subsequently, on October 6, 2020, Urovant and Sumitovant began discussing the scope of diligence materials that Urovant would be prepared to provide to Sumitovant, and on October 12, 2020, Urovant entered into a letter agreement with Sumitovant confirming that Sumitomo Dainippon and Sumitovant could use confidential information previously provided by Urovant for diligence purposes and began to provide diligence information to Sumitovant so that it could determine whether a transaction would be feasible.

It was not until November 6, 2020, when Sumitovant delivered a letter to the Urovant audit committee (the “November 6 letter”) providing a non-binding proposal that was expressly conditioned on the review and approval of a majority of the directors comprising the audit committee of Urovant’s board of directors, the negotiation of a mutually satisfactory merger agreement, and the receipt and review of due diligence materials that had not been provided to Sumitovant that either Sumitovant or Sumitomo Dainippon proposed any terms or transactions that would result in a transaction contemplated by Item 4 of Schedule 13D. The Sumitovant and Sumitomo Dainippon boards approved Sumitovant’s submission of the November 6 letter shortly in advance of its delivery. Prior to that time, neither Sumitovant nor Sumitomo Dainippon had received the requisite approvals to make a proposal, and it was not known to the management of either company whether a proposal would be approved or made.

At the time of the November 6 letter, it was also unclear to Sumitovant whether Urovant’s special committee would be willing to engage in any potential transaction, whether at the price contained in the proposal or at any other price. Sumitovant had committed to a governance framework in the proposal that matched the governance framework of the investor rights agreement. This framework – that Sumitovant would not engage in a transaction unless (1) the Urovant board formed a special committee of independent directors to consider (including the ability to reject) any proposal by Sumitovant, and (2) such special committee actually approved a transaction – left Sumitovant powerless to pursue any transaction involving Urovant in any other manner (e.g., on a public or hostile basis), and therefore with no ability to assess whether a transaction was probable (or even possible), unless and until the special committee actually agreed to move forward.

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

As a Schedule 13D filer, Sumitovant was not obligated to disclose preliminary or non-specific plans or proposals regarding its investment in Urovant. Its obligation related to its Schedule 13D was to file an amendment promptly if there was a material change to the information included in the Schedule 13D. Whether a change is material requires an assessment of all the facts and circumstances related to the matter, including the probability the matter will proceed. In view of these requirements and the circumstances described above, Sumitovant believes it amended its Schedule 13D promptly following the material change to Item 4 of its Schedule 13D.

Sumitovant respectfully submits that its view regarding the propriety of the timing of its Schedule 13D amendment is supported by case law addressing Schedule 13D disclosure obligations. In Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995), the Second Circuit affirmed the lower court decision of then Judge Sotomayor in which she stated that § 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) does not require a party filing a Schedule 13D statement to disclose preliminary considerations, exploratory work or tentative plans to wage a proxy battle and that it only requires disclosure of definite plans.

The court in Azurite went on to state: “We also have construed a “plan” as something more definite than vaguely formed thoughts for the future.” Id. at 19. In addition, as earlier stated in Todd Shipyards Corp. v. Madison Fund, Inc., 547 F. Supp. 1383, 1387 (S. D.N.Y. 1982):

The applicable rule in the disclosure laws is that disclosure is to be made of all definite plans and there is no requirement to make predictions, for example, of future behavior, Missouri Portlant Cement Co. v. Cargill, Inc., 498 F.2d 851, 872 (2d Cir.), cert. denied, 419 U.S. 883, 95 S. Ct. 150, 42 L. Ed. 2d 123 (1974); or to disclose tentative plans; Marshall Field & Company v. Icahn, 537 F. Supp. 413 (S.D.N.Y.1982); or inchoate plans; Merrit v. Libby, McNeil & Libby, 510 F. Supp. 366 (S.D.N.Y.1981). It is sufficient to merely identify those matters not fully determined. Schedule 13D was not intended for a recount of history, the evaluation of the investment process, its negotiation and discussions.

Furthermore, the court in SEC v. Amster & Co., 762 F.Supp. 604, 610 (S.D.N.Y., 1991) held that “[i]t would be as serious an infringement of [the Exchange Act’s] regulations to overstate the definiteness of the plans as to understate them.” Were Sumitovant to have amended its Schedule 13D prior to November 6, it would have done so without (among other matters) having made any definitive plans or received any requisite approvals from either the Sumitovant or Sumitomo Dainippon boards of directors.

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

Assuming that the November 6 letter constituted a proposal that warranted an amendment of Sumitovant’s Schedule 13D, the requirement of Rule 13d-2(a) is that such amendment be filed promptly. Neither Regulation 13D nor Schedule 13D defines what constitutes a “prompt” filing. Sumitovant is aware of the Staff’s guidance that such requirement means as soon as “reasonably practicable,” and that promptness must be determined under the circumstances. In the Matter of Cooper Laboratories, Sec. Ex. Act Rel. 22171, pp. 8-9 (1985)). However, Sumitovant is not aware of any bright line test for when the amendment is required. Courts have held that a prompt amendment is one made in less than ten days. See D-Z Inv. Co. v. Holloway, No. 74 CIV. 2379, 1974 WL 440, at *4 (S.D.N.Y. Aug. 23, 1974) (filing within ten days was prompt “by any standard”); Standard Fin., Inc. v. LaSalle/Kross Partners, L.P., No. 96 C 8037, 1997 WL 80946, at *6 (N.D. Ill. Feb. 20, 1997) (filing within five days was prompt)). However, Sumitovant is not aware of any court cases mandating a filing within any lesser period of time in order to be deemed prompt. Sumitovant submits that under the circumstances presented here, minority investors in Urovant have been adequately informed of all material terms of the transaction, will have sufficient time to fully consider how to vote on the transaction and the transaction is structured in a way that minority investors will not be pressured or coerced. Under these circumstances and by reference to the general deadline established for filing Current Reports on Form 8-K of four business days, Sumitovant submits that a filing on November 12, 2020 in relation to any proposal made in the November 6 letter would constitute a prompt filing (and therefore was timely).1

In light of these facts, Sumitovant was not obligated under Schedule 13D or Rule 13d-2(a) to amend its Schedule 13D prior to November 12, 2020 and Sumitovant complied with its obligations under Regulation 13D and timely amended its Schedule 13D as required by Rule 13d-2(a).

4.

Refer to footnote 1 on page 34. The statement that Lazard did not use the Revised Management Case in its preparation of its fairness opinion appears to be less precise than the disclosure in the last paragraph of the Discounted Cash Flows analysis on page 42. Please revise here to clarify how such projections were used by Lazard.

Response: In response to the Staff’s comment, the relevant disclosure on page 48 of Amendment No. 1 has been revised.

Reasons for the Merger, page 36

5.	Please revise to state, if true, that the board produced the fairness determination on behalf of the company. Regardless of any delegation of authority to the special

[1]	We note that Veterans Day fell on November 11, 2020, such that the Schedule 13D was filed within three business days after submission of the November 6 letter.

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

committee, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from a board committee.

Response: In response to the Staff’s comment, the disclosures on pages 37 and 48 of Amendment No. 1 has been revised to clarify that (i) consistent with Section 91 of the Bermuda Companies Act of 1981 and Section 46.1 of Urovant’s bye-laws, the Urovant board of directors delegated to the special committee the full and exclusive authority to review, evaluate, negotiate, and approve or reject any potential proposal from Sumitovant, including, to the extent permitted under Bermuda law, exercising all the power and authority of the Urovant board in its sole discretion (and where applicable, on behalf of Urovant); and (ii) the special committee made its determination as to the fairness of the merger agreement, the statutory merger agreement, the merger and the other transaction contemplated by the merger agreement and the statutory merger agreement pursuant to such authority and on behalf of Urovant.

6.

Please revise the first two bullet points to be more specific about the issues considered by the special committee. For example, describe specifically what about the company’s business, financial performance, prospects, and general economic, industry and financial market conditions the special committee considered.

Response: In response to the Staff’s comment, the relevant disclosures on page 50 of Amendment No. 1 have been revised.

7.

Please address how any filing person relying on the Lazard fairness opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than shares held by Sumitovant and shares as to which an appraisal demand is made, rather than all security holders unaffiliated with the company.

Response: In response to the Staff’s comment, additional disclosures have been added on page 53 of Amendment No. 1 to clarify how the special committee was able to reach its fairness determination as to unaffiliated security holders of Urovant.

8.

We note that the special committee considered the analyses conducted by Lazard. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

Response: In response to the Staff’s comment, the relevant disclosure on page 51 of Amendment No. 1 has been revised to clarify the special committee’s adoption of the financial analyses presented to the special committee by Lazard.

9.	Revise your disclosure to address all of the factors listed in instruction 2 to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, additional disclosures have been added on page 53 of Amendment No. 1 to address other factors listed in instruction 2 to Item 1014 of Regulation M-A.

10.

Revise your disclosure to describe what consideration, if any, the Special Committee gave to the results of the Discounted Cash Flows analysis conducted by Lazard using the projections from the Revised Management Case (page 42) and research analyst price targets (page 45), both of which resulted in ranges above the transaction price.

Response: In response to the Staff’s comment, additional disclosures have been added on page 53 of Amendment No. 1 to clarify that the special committee did not consider the discounted cash flow analyses prepared by Lazard for informational purposes using the Revised Management Case or research analyst price targets that were publicly available in Wall Street equity research reports, and to disclose the reasons for the special committee’s determination not to consider such analyses.

Opinion of the Financial Advisor to the Special Committee’s, page 39

11.

Please revise this section to disclose the data underlying the results described in each analysis prepared by Lazard and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (ii) the financial metrics used in the Selected Public Company, the Selected Precedent Transaction and the Premia Paid analyses.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Opinion of the Financial Advisor to the Special Committee” has been revised beginning on page 56.

12.

Refer to the Discounted Cash Flows analysis on page 42. We note that Lazard used a negative terminal growth range rate in this analysis. We also note that the Revised Special Committee Case projections (page 65) show increasing and/or positive unlevered FCF until 2036. With a view toward revised disclosure, please explain this possible discrepancy.

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

Response: We respectfully direct the Staff to the Revised Special Committee Case projections on page 70, which show increasing unlevered FCF until 2033 and declining/negative FCF in 2034 through 2038. As is typical for companies in the biotechnology and pharmaceutical industries that will lose market exclusivity for one or more products, Lazard used a negative terminal growth rate for Urovant This reflects the continued decrease in revenues following fiscal year 2038, driven in large part by the projected loss of exclusivity with respect to Urovant’s products, which will occur in 2034 for vibegron and 2038 for URO-902. This loss of exclusivity is also reflected in the decline in unlevered free cash flows beginning in fiscal year 2034, and continued decreases through fiscal year 2038. Urovant, Sumitovant and Sumitomo Dainippon acknowledge the Staff’s comment and have amended the disclosure in the section entitled “Opinion of the Financial Advisor to the Special Committee” to clarify that the use of a negative terminal growth rate and the presence of positive, but declining, unlevered free cash flows beginning in fiscal year 2034 is not a discrepancy.

13.	Provide a summary of each of Lazard’s presentations prior to November 12, 2020. See Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, additional disclosures have been added on pages 63 and 64 of Amendment No. 1.

Summary of Presentations Provided by Citi, page 46

14.	Please revise the last paragraph of this section to address the persons included in Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, we respectfully direct the Staff to the first paragraph of this section, located on page 46, in which we provide the total fees Citi has received from Sumitovant and its affiliates since 2019. We also respectfully direct the Staff to the last paragraph of this section, located on page 49, in which we indicate that Citi has not received fees for investment banking services from Urovant in the last two years. We have further revised the disclosure on page 68 to indicate that there have been no other material relationships between Citi, on the one hand, and Urovant, Sumitovant, or Sumitomo Dainippon, on the other hand, other than as disclosed in the proxy statement.

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

Controlling Purchaser’s Purposes and Reasons for the Merger, page 52

15.

Your inclusion of the Controlling Purchaser as a filing person indicates your conclusion that this person is an affiliate of the company engaged in the going private transaction for purposes of Rule 13e-3 and is required to provide the disclosure in Schedule 13E-3. Thus, please revise your disclosure (here and on page 53) indicating doubt about this conclusion.

Response: In response to the Staff’s comment, the disclosure on pages 65 and 67 of Amendment No. 1 has been revised.

Projected Financial Information, page 59

16.	We note that the projected financial information and forecasts are summarized. Please disclose the projections and forecasts in full.

Response: In response to the Staff’s comment, the financial projections set forth on pages 66 through 71 of Amendment No. 1 have been revised to include the full versions of each of the Management Case, the Original Special Committee Case and the Revised Special Committee Case.

Interests of Urovant’s Directors and Executive Officers, page 67

17.	Please disclose the proceeds to be received by each director or executive officer for shares of common stock beneficially owned by each, to the extent not already disclosed.

Response: In response to the Staff’s comment, the information table set forth on page 78 of Amendment No. 1 has been revised to include the proceeds to be received by each director and executive officer of Urovant in connection with the merger.

*    *    *    *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (949) 553-7528 or Swathi Padmanabhan at (404) 581-8401.

Very truly yours,

Jonn R. Beeson

cc:	Urovant Sciences Ltd.

Bryan Smith

Attn: Daniel F. Duchovny

Special Counsel

February 2, 2021

Sumitomo Dainippon Pharma Co., Ltd.

Tsutomu Nakagawa

Sumitovant Biopharma Ltd.

Tara Soni

Jones Day

Swathi Padmanabhan

O’Melveny & Myers LLP

Mark D. Peterson

Shelly Heyduk

Noah Kornblith